Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

FIREFLY SYSTEMS INC.,

STRONG DIGITAL MEDIA, LLC,

CONVERGENT MEDIA SYSTEMS CORPORATION,

and

BALLANTYNE STRONG, INC.

August 3, 2020

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4.3	Capitalization	13

4.4	Valid Issuance	13

4.5	Consents	14

4.6	Certain Proceedings	14

4.7	Financial Statements	14

4.8	Brokers or Finders	14

Article V COVENANTS OF THE PARTIES		15

5.1	Payment of Taxes Resulting from Sale of Acquired Assets	15

5.2	Confidentiality	16

5.3	Post-Closing Operation of the Business	16

5.4	Bulk Sales Laws	16

5.5	Refunds	16

5.6	Noncompetition.	17

5.7	Further Assurances	17

5.8	MTBOT and CMM	18

5.9	Huntington Equipment	18

5.10	Licensed Assets	18

Article VI GENERAL PROVISIONS		18

6.1	Usage and Interpretation	18

6.2	Expenses	18

6.3	Public Announcements	18

6.4	Notices	19

6.5	Waiver; Remedies Cumulative	19

6.6	Entire Agreement and Modification	20

6.7	Assignments, Successors and No Third-Party Rights	20

6.8	Severability	20

6.9	Construction	20

6.10	Governing Law and Venue	20

6.11	Legal Representation of the Parties	21

6.12	Specific Performance	21

6.13	Other Remedies	21

6.14	WAIVER OF JURY TRIAL	21

6.15	Counterparts	21

6.16	Limits on Liability	21

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Exhibits and Schedules
Disclosure Schedule

Schedule 1.1(a)(ii)	Transferred Tangible Personal Property

Schedule 1.1(a)(iii)	Transferred Seller Intellectual Property

Schedule 1.1(a)(iv)(A)	Transferred Contracts

Schedule 1.1(a)(iv)(B)	Transferred Accounts Receivable

Schedule 1.1(a)(v)	Transferred Prepaid Expenses

Schedule 1.1(a)(vi)	Transferred Governmental Authorizations

Schedule 1.1(a)(vii)	Certain Acquired Assets

Schedule 1.1(b)(viii)	Certain Excluded Seller Intellectual Property

Schedule 1.1(b)(xvi)	Certain Excluded Assets

Schedule 1.2(b)(i)(B)	Assumed Deferred Revenue

Schedule 2.2(a)(i)	Material Consents

Schedule 5.10	Licensed Assets

Exhibit 2.2(a)(iii)	Bill of Sale

Exhibit 2.2(a)(iv)	Assignment and Assumption Agreement

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated August 3, 2020, by and between Firefly Systems Inc., a Delaware corporation (“Buyer”), Strong Digital Media, LLC, a Delaware limited liability company (“Seller”), Convergent Media Systems Corporation (“CMSC”), Ballantyne Strong, Inc. (“Strong”) (with each of CMSC and Strong being parties to this Agreement solely for the purposes of agreeing to be bound by Section 5.6 of this Agreement). All capitalized terms that are used but not otherwise defined herein shall have the respective meanings ascribed thereto in Annex A.

W I T N E S S E T H

WHEREAS, the Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, certain of the assets of Seller upon the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
THE TRANSACTIONS

1.1     Purchase and Sale of Assets.

(a)       Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances, all of Seller’s right, title, and interest in, to, and under the all of the properties and assets of Seller to the extent that such properties and assets exist as of the Closing and primarily relate to the Business (other than the Excluded Assets), wherever located (collectively, the “Acquired Assets”) including, without limitation, the following:

(i)       all Seller Books and Records, excluding, for the avoidance of doubt, the Excluded Seller Books and Records;

(ii)      all Tangible Personal Property identified on Schedule 1.1(a)(ii) (the “Transferred Tangible Personal Property”), excluding, for the avoidance of doubt, the Excluded Tangible Personal Property;

(iii)      all Seller Intellectual Property identified on Schedule 1.1(a)(iii) and Seller’s rights to damages for the infringement thereof (the “Transferred Seller Intellectual Property”), excluding, for the avoidance of doubt, the Excluded Seller Intellectual Property;

(iv)     all Seller Contracts identified on Schedule 1.1(a)(iv)(A) (the “Transferred Contracts”), and all of the Seller’s rights thereunder, excluding, for the avoidance of doubt, Seller’s rights thereunder relating to Accounts Receivable (other than Accounts Receivable identified on Schedule 1.1(a)(iv)(B) (such identified Accounts Receivable, the “Transferred Accounts Receivable”));

(v)      all prepaid expenses, credits, advance payments, security deposits, sums and fees identified on Schedule 1.1(a)(v);

(vi)     all Governmental Authorizations identified on Schedule 1.1(a)(vi) (the “Transferred Governmental Authorizations”), but only to the extent such Transferred Governmental Authorizations may be transferred under applicable Legal Requirement;

(vii)    all rights (to the extent they are primarily related to Business or the Acquired Assets) to any Action, Proceeding or claim of any nature available to or being pursued by Seller, whether arising by way of counterclaim or otherwise (excluding those relating to Excluded Assets or Excluded Liabilities); and

(viii)   all of the other assets identified on Schedule 1.1(a)(vii).

(b)       Excluded Assets. Notwithstanding anything to the contrary in this Agreement, other than the Acquired Assets subject to Section 1.1(a), Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Acquired Assets (each, an “Excluded Asset” and collectively, the “Excluded Assets”). Excluded Assets include, without limitation, the following assets and properties of Seller:

(i)       all Seller Contracts that are not Transferred Contracts (collectively, the “Excluded Seller Contracts”), including, without limitation, that certain Master Equipment Lease Agreement, dated May 19, 2017, between Convergent Media Systems Corporation and Huntington Technology Financing, Inc. (the “Huntington Lease”) and that certain Agreement of Lease, dated January 26, 2019, between Marcolva N.V. Ltd. and Seller (the “Office Lease”);

(ii)      all Accounts Receivable and all other accounts or notes receivable of Seller (other than the Transferred Accounts Receivable);

(iii)     all cash and cash equivalents and bank accounts of Seller;

(iv)     all prepaid expenses, credits, advance payments, security deposits, sums and fees with respect to the Excluded Seller Contracts, including, without limitation, the Huntington Lease, the Office Lease, and the Contract related to Booking.com;

(v)      all securities, including, without limitation, securities of Buyer, held by or for the benefit of Seller;

(vi)     the Excluded Seller Books and Records;

(vii)    the Excluded Tangible Personal Property;

(viii)   the Seller Intellectual Property identified on Schedule 1.1(b)(viii) and Seller’s rights to damages for the infringement thereof (the “Excluded Seller Intellectual Property”);

(ix)      all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(x)      all benefit plans maintained, sponsored, contributed to, or required to be contributed to by Seller, or under which Seller has any liability for premiums or benefits, and trusts or other assets attributable thereto;

(xi)      all Tax assets (including duty and Tax refunds and prepayments) of Seller or any of its Affiliates;

(xii)     all rights (to the extent they are not primarily related to the Business or the Acquired Assets) to any Action, Proceeding or claim of any nature available to or being pursued by Seller, whether arising by way of counterclaim or otherwise (including, without limitation, those relating to Excluded Assets or Excluded Liabilities);

(xiii)    all assets, properties and rights used by Seller in its businesses other than the Business;

(xiv)   all rights of Seller under the Transaction Agreements to which Seller is a party;

(xv)    any attorney-client privilege of Seller relating to this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby; and

(xvi)   all of the other assets identified on Schedule 1.1(b)(xvi).

1.2     Liabilities.

(a)       Subject to Section 1.2(b), every Liability of Seller arising out of or relating to Seller’s ownership or operation of the Business and the Acquired Assets prior to the Closing and every Liability of Seller relating to or arising out of the Excluded Assets (collectively, the “Excluded Liabilities”) shall remain the sole responsibility of Seller, and shall be retained, paid, performed and discharged solely by Seller. For the avoidance of doubt, Excluded Liabilities shall include, without limitation, all Liabilities (i) relating to any Tax relating to the Business or the Acquired Assets for any taxable period or any portion thereof ending on or prior to the Closing or any other Tax of Seller or any of its Affiliates for any taxable period (other than any Tax allocated to Buyer under Section 5.1(c)) or, except as set forth below, relating to Excluded Seller Contract, (ii) relating to any Accounts Payable in connection with the Business that remain unpaid as of the Closing (other than the Firefly Accounts Payable), (iii) relating to any deferred revenue (as defined under GAAP) other than Assumed Deferred Revenue, or (iv) otherwise arising out of or relating to Seller’s ownership or operation of the Acquired Assets or the Business prior to the Closing. In furtherance of the foregoing, the Seller will fully perform all of its obligations under the Huntington Lease.

(b)       Notwithstanding any provision herein to the contrary, Buyer shall assume and agree to pay, perform and discharge when due, and shall be responsible for, (i) all executory Liabilities under Transferred Contracts to the extent such Liabilities (A) are required to be performed following the Closing (none of which is a Liability for breach of contract or violation of law related to Seller’s actions prior to the Closing) or (B) constitute deferred revenue (as defined under GAAP), in the amounts set forth on Schedule 1.2(b)(i)(B) (“Assumed Deferred Revenue”), and (ii) all Liabilities arising out of or relating to Buyer’s ownership or operation of the Acquired Assets or the Business following the Closing (excluding Liabilities relating to any violation of law or any tort related to Seller’s actions prior to the Closing) (collectively, the “Assumed Liabilities”). For the avoidance of doubt, Assumed Liabilities shall include, without limitation, all Liabilities relating to any Tax relating to the Business or the Acquired Assets for any taxable period or any portion thereof ending after the Closing Date or any other Tax for which Buyer is liable under Section 5.1(c). Notwithstanding any provision herein to the contrary, the parties acknowledge and agree that Seller is not and will not be paying Buyer any amounts in respect of Assumed Deferred Revenue.

1.3     Aggregate Consideration; Additional Transactions.

(a)       The aggregate consideration to be delivered by Buyer at the Closing for the Acquired Assets is (i) $573,941 in cash (the “Cash Consideration”) and (ii) 575,301 shares of Series A-3 Preferred Stock, par value $0.0001 per share, of Buyer (the “Shares”).

(b)       At the Closing, Buyer shall issue and deliver to Seller the Shares, free and clear of all liens.

(c)       Contemporaneously with and effective upon the Closing, (i) Buyer agrees that the Commercial Consideration is hereby automatically released from the Commercial Repurchase Option (and Buyer hereby irrevocably waives all rights with respect to the Commercial Repurchase Option under the Original Purchase Agreement), (ii) Buyer agrees that the Closing Consideration, the Earn-out Consideration, and the Holdback Consideration are hereby automatically released from the Repurchase Option (and Buyer hereby irrevocably waives all rights with respect to the Repurchase Option under the Original Purchase Agreement), (iii) Buyer shall issue and deliver to Seller 35,676 shares of Series A-2 Preferred Stock, par value $0.0001 per share, of Buyer, representing the Holdback Amount, free and clear of all liens, (iv) Buyer shall issue and deliver to Seller 169,037 shares of Series A-2 Preferred Stock, par value $0.0001 per share, of Buyer, representing the Earn-out Consideration, free and clear of all liens, (v) Seller and Buyer agree that the provisions of Section 4.6(a)(ii) of the Original Purchase Agreement are hereby terminated and shall have no further force or effect and that following the Closing neither Seller nor Buyer nor any of their respective Affiliates shall have any further rights or obligations thereunder, (vi) Buyer agrees that all Accounts Payable owing to Buyer (the “Firefly Accounts Payable”) are hereby automatically cancelled and forgiven, (vii) Seller and Buyer hereby agree that the Taxicab Advertising Collaboration Agreement, dated May 21, 2019, between Seller and Buyer (the “Collaboration Agreement”) is hereby terminated and shall have no further force or effect and that following the Closing neither Seller nor Buyer shall have any further rights or obligations thereunder (subject to Section 6.3 thereof and Section 5.9 hereof), and (viii) Seller and Buyer agree that each of Insertion Order # 00000126, dated June 30, 2020, between Seller on behalf of Stella Artois and Buyer and Insertion Order #00000130, dated July 17, 2020, between Seller on behalf of New York City Health and Hospitals Corporation and Buyer is hereby terminated and shall have no further force or effect and that following the Closing neither Seller nor Buyer shall have any further rights or obligations thereunder (including the payment of any amounts). For the purposes hereof, (x) the terms “Commercial Consideration”, “Commercial Repurchase Option”, “Closing Consideration”, “Earn-out Consideration”, “Holdback Consideration”, “Repurchase Option”, and “Holdback Amount” shall have the meanings set forth in the Original Purchase Agreement and (y) the term “Original Purchase Agreement” shall mean that certain Unit Purchase Agreement, dated May 21, 2019, between Buyer, Seller, and certain other parties thereto.

1.4     Non-Assignable Assets.

(a)       Nothing in this Agreement nor the consummation of the Transactions shall be construed as an attempt or agreement to sell, transfer, assign, convey or deliver any asset, property or right to Buyer (provided, that this Section 1.4(a) shall not affect whether any asset, property or right shall be deemed to be an Acquired Asset for any other purpose under this Agreement) which by its terms or by applicable Legal Requirement is not transferable or assignable, as applicable, without the consent or waiver of a third Person or is cancelable by a third Person in the event of such a transfer or assignment without the consent or waiver of such third Person (collectively, “Non-Assignable Assets”), in each case unless and until such consent or waiver shall have been obtained. Following the Closing, Seller and Buyer shall use commercially reasonable efforts, and shall reasonably cooperate with each other, to obtain any such consent or waiver; provided, however, that neither Seller nor Buyer shall be required to pay any consideration therefor; provided further, that, subject to the foregoing, such cooperation by Seller shall include, without limitation, promptly (but in any event within five (5) business days after the Closing) delivering written notice to the Taxi & Limousine Commission of New York City (the “TLC”) (x) informing the TLC that Seller has transferred certain of its advertising business and assets in connection with the transactions contemplated hereby and (y) identifying all medallions/“SHLs” that hold permits related to such transferred advertising business and assets based on the list that Buyer made available to Seller prior to the Closing.

(b)       To the extent permitted by applicable Legal Requirement, in the event that written consents or waivers to the assignment thereof cannot be obtained prior to the Closing, such Non-Assignable Assets shall be held, as of and from the Closing Date, by Seller in trust for Buyer, and all of Seller’s benefits thereunder (excluding, for the avoidance of doubt, Seller’s benefits thereunder relating to Accounts Receivable) shall be for Buyer’s account. Seller shall take or cause to be taken, at Buyer’s expense, such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of the Non-Assignable Assets.

1.5    Conduct of Business. Notwithstanding any provision herein to the contrary, nothing shall require Buyer to continue the operation of the Business, and Buyer shall be expressly permitted to use or dispose of the Acquired Assets in any manner in its sole discretion.

1.6     Withholding Taxes. Buyer shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as Buyer may be required to deduct or withhold therefrom under any applicable Legal Requirement. If Buyer determines that any deduction or withholding is required with respect to any such consideration, then Buyer shall give notice to the applicable Person in respect of whom such deduction or withholding is required and shall cooperate in good faith with such Person to eliminate or reduce the requirement to deduct or withhold. To the extent such amounts are so deducted or withheld and properly deposited with the applicable Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would have otherwise been paid.

Article II
THE CLOSING

2.1     Closing. Unless Buyer and Seller otherwise agree, the Closing will take place remotely via the exchange of documents and signatures, on the date of this Agreement.

2.2     Closing Obligations. At or prior to the Closing:

(a)       Closing Deliveries of Seller. Seller shall deliver to Buyer:

(i)       All Consents identified on Schedule 2.2(a)(i), in each case in a form reasonably satisfactory to Buyer;

(ii)      A counterpart signature page, duly executed by Convergent Media Systems Corporation, to that certain Master Services Agreement, of even date herewith, between Seller and Buyer (the “MSA”);

(iii)     A bill of sale for the Acquired Assets in the form of Exhibit 2.2(a)(iii) (the “Bill of Sale”) executed by Seller;

(iv)     A counterpart signature page, duly executed by Seller, to the assignment and assumption agreement in form of Exhibit 2.2(a)(iv) (the “Assignment and Assumption Agreement”);

(v)      Evidence satisfactory to Buyer, in its reasonable discretion, that all Encumbrances relating to the Acquired Assets have been, or will be, released in full at the Closing; and

(vi)     A certificate confirming Seller’s member’s non-foreign status in accordance with Treasury Regulations 1.1445-2(b)(2) and an IRS Form W-9 duly completed by Seller’s member.

(b)       Closing Deliveries of Buyer. Buyer shall deliver to Seller:

(i)       The Cash Consideration, by wire transfer of immediately available funds, to an account designated in writing by the Seller;

(ii)       Electronic certificates representing the Shares, Holdback Amount and the Earn-out Consideration to Seller;

(iii)     A counterpart signature page, duly executed by Buyer, to the MSA;

(iv)     A counterpart signature page, duly executed by Buyer, to the Assignment and Assumption Agreement;

(v)      Evidence satisfactory to Seller, in its reasonable discretion, that all shares of Preferred Stock of Buyer held by FGVP for the benefit of BTN and/or Seller have been transferred to Seller; and

(vi)     Such other documents as are necessary to consummate the Transactions.

Article III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule, Seller represents and warrants to Buyer at and as of the Closing (except to the extent such representations and warranties specifically relate to an earlier date, in which case Seller represents and warrants to Buyer as of such earlier date) that the following statements are true and correct:

3.1     Organization and Good Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all necessary limited liability company power and authority to carry on the Business as currently conducted and to own and use the Acquired Assets.

3.2     Authority and Enforceability.

(a)       Seller has all necessary limited liability company power and authority to execute and deliver this Agreement, the other Transaction Agreements to which Seller is a party and each certificate and other instrument required by this Agreement or any other Transaction Agreements to be executed and delivered by Seller pursuant hereto or thereto, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement, the other Transaction Agreements to which Seller is a party and each certificate and other instrument required to be executed and delivered by Seller pursuant hereto or thereto, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Seller.

(b)       The member of Seller has approved this Agreement, the other Transaction Agreements to which Seller is a party and the transactions contemplated hereby and thereby, and no other limited liability company proceedings on the part of Seller are necessary to authorize this Agreement or any other Transaction Agreements to which Seller is or will be a party or to consummate the transactions contemplated hereby and thereby on the terms set forth herein and therein.

(c)       This Agreement, the other Transaction Agreements to which Seller is a party and each certificate and other instrument required to be executed and delivered by Seller pursuant hereto or thereto have been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer, constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject in each case to bankruptcy, insolvency, reorganization or other similar Legal Requirements of general application affecting the rights and remedies of creditors, and to general principles of equity.

3.3     No Conflicts.

(a)       Except as set forth in Section 3.3(a) of the Disclosure Schedule, neither the execution and delivery by Seller of this Agreement nor the consummation or performance by Seller of any of the Transactions will, directly or indirectly (with or without notice or lapse of time) (i) conflict with, or result in the breach of, any provision of any of the Governing Documents of Seller; (ii) give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any applicable Legal Requirement; or (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of any obligations under, create in any party the right to accelerate, terminate, modify or cancel, give rise to any obligation under, result in the creation of any Encumbrance upon any of the Acquired Assets pursuant to, require any notice, consent or waiver under, or result in the loss of any benefit to which Seller is entitled under, any Seller Contract, Order to which Seller is subject or Governmental Authorization to which Seller is subject in any material respect.

(b)       Except as set forth in Section 3.3(b) of the Disclosure Schedule, Seller is not required to give any notice to or obtain any material Consent that has not been obtained from any Person in connection with the execution and delivery by Seller of this Agreement or the consummation or performance by Seller of any of the Transactions.

3.4     Encumbrances. Seller has good and valid title to all of the Acquired Assets, and (when delivered to Buyer) the Acquired Assets will be, free and clear of any and all Encumbrances.

3.5     Accounts Receivable. Section 3.5 of the Disclosure Schedule sets forth a complete and accurate list of (i) all Accounts Receivable of Seller, and (ii) with respect to each Transferred Contract (A) the amount of any outstanding invoices for services not rendered prior to the Closing and (B) the amount of deferred revenue (as defined under GAAP) with respect thereto.

3.6     Liabilities. Except as set forth in Section 3.6 of the Disclosure Schedule, Seller has no material Liabilities or outstanding Indebtedness with respect to the Business (other than (i) executory Liabilities under Transferred Contracts (none of which is a Liability for breach of contract prior to the Closing or a Liability relating to any violation of law or any tort related to Seller’s actions prior to the Closing), (ii) Assumed Deferred Revenue, and (iii) Excluded Liabilities).

3.7     Absence of Changes

(a)       Except as set forth in Section 3.7(a) of the Disclosure Schedule, since April 30, 2020, there has been no (i) occurrence, fact, change, event or effect that has or could reasonably be expected to have a Material Adverse Effect, (ii) damage to or destruction or loss of any Acquired Asset, whether or not covered by insurance, or (iii) written indication by any customer or supplier of an intention to discontinue or change the terms of any Transferred Contract.

(b)       Except as set forth in Section 3.7(b) of the Disclosure Schedule, since April 30, 2020, Seller (x) has conducted the Business in the ordinary course in all material respects and (y) has not:

(i)       modified or amended any Transferred Contract;

(ii)       sold, leased, licensed, transferred or otherwise disposed of or encumbered any Acquired Assets, or granted or otherwise created or consented to the creation of any Encumbrance, easement, covenant, restriction, assessment or charge affecting any Acquired Assets or any part thereof;

(iii)      entered into any material financing or guarantee arrangement, agreement or undertaking with any customer of the Business or any financial institution, leasing company or similar business that permits recourse against Buyer;

(iv)     cancelled, compromised, released or assigned any material claims held by Seller relating to the Acquired Assets;

(v)      (x) incurred any Indebtedness or guaranteed any Indebtedness (including Indebtedness of another Person), or (y) entered into any arrangements having the economic effect of any of the foregoing or made any loans, advances or capital contributions to, or investments in, any other Person, in each case of clause (x) or (y) as would impose any Liability or obligation on Buyer or the Acquired Assets;

(vi)     (i) made or revoked any Tax election, (ii) changed any method of accounting (whether or not relating to Taxes), (iii) entered into any settlement or compromise of any Tax liability, or (iv) filed any amended Tax Return with respect to any Tax;

(vii)    adopted a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(viii)   abandoned or permitted to lapse any Transferred Seller Intellectual Property (other than Patents expiring at the end of their statutory terms (and not as a result of any act or omission by Seller, including a failure by Seller to pay any required registration or maintenance fees));

(ix)      compromised, settled or waived any material claims or rights of Seller relating to the Acquired Assets;

(x)       commenced any Action relating to the Acquired Assets other than (x) for the routine collection of amounts owed or (y) in such cases where the failure to commence Action could have a Material Adverse Effect; or

(xi)      taken, or agreed in writing or otherwise to take, or propose to take, any of the actions described in Sections (i)-(xi), inclusive.

3.8     Tangible Personal Property. Seller has good and valid title to all of the Transferred Tangible Personal Property, in each case, free and clear of any and all Encumbrances. Except as set forth on Section 3.8 of the Disclosure Schedule, all equipment included in the Transferred Tangible Personal Property is in good working and operable condition (ordinary wear and tear excepted)

3.9     Intellectual Property.

(a)       Section 3.9(a) of the Disclosure Schedule contains a complete and accurate list of all Registered IP that is Transferred Seller Intellectual Property, including the jurisdiction in which each item has been registered and the applicable registration, application or serial number or similar identifier, the filing date, and applicable issuance, registration or grant date. All such Registered IP is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use), is valid and enforceable, and except as explicitly identified on Section 3.9(a) of the Disclosure Schedule has not expired or been cancelled, or abandoned and is not subject to any unpaid maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date. Seller exclusively owns all Transferred Seller Intellectual Property, free and clear of all Encumbrances.

(b)       Section 3.9(b) of the Disclosure Schedule contains a complete and accurate list of all Business Products.

(c)       Section 3.9(c) of the Disclosure Schedule lists all Transferred Contracts pursuant to which Seller has granted any third party any rights or licenses (including covenants not to sue or similar covenants) to any Transferred Seller Intellectual Property.

(d)       Seller has taken reasonable measures to protect the confidentiality of all material confidential information pertaining to the Acquired Assets that Seller wishes to maintain as a Trade Secret and to protect in accordance with the applicable contractual obligations of Seller the confidentiality of all material confidential information of Seller’s customers or other third parties that is possessed or used by Seller in the operation of the Business.

(e)       To the Knowledge of Seller, the Transferred Seller Intellectual Property does not infringe upon or misappropriate any Intellectual Property Rights owned or controlled by any third party. There are no claims or suits pending or, to the Knowledge of Seller, threatened, and Seller has not received any written notice of a third-party demand, claim or suit, alleging that the Transferred Seller Intellectual Property infringes or infringed upon or constitutes or constituted the unauthorized use of the proprietary rights of any third party or challenging the ownership, use validity and enforceability of any Transferred Seller Intellectual Property.

(f)       To the Knowledge of Seller, no third party is infringing upon or misappropriating any Transferred Seller Intellectual Property and no such claims have been made against a third party by Seller. No Proceedings have been brought or threatened against any Person by Seller alleging that a Person is infringing, misappropriating or otherwise violating or is engaged in the unauthorized use of any Transferred Seller Intellectual Property.

(g)       Except as set forth in Section 3.9(g) of the Disclosure Schedule, Seller required each current and former employee and consultant to execute an agreement containing provisions that provide for (i) the non-disclosure by such Person of any of Seller’s confidential information and (ii) the assignment by such Person to Seller of all Intellectual Property Rights arising out of such Person’s employment or engagement by, or contract with, Seller. Without limiting any other provision of this Agreement, no employee or consultant owns or has any right to Transferred Seller Intellectual Property, nor has any employee or consultant made any written assertions with respect to any alleged ownership or rights thereto.

(h)       No government funding, facilities of a university, college, other educational institution or research center or funding from third Persons was used in the development of the Transferred Seller Intellectual Property or Business Products. To the Knowledge of Seller, no Person who was involved in, or who contributed to, the creation or development of any Transferred Seller Intellectual Property or Business Products, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such Person was also performing services for Seller.

(i)       The execution, delivery and performance of this Agreement, and the consummation of the Transactions, will not result in the following by virtue of any Transferred Contract: (i) Buyer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by or licensed to Buyer or any of its Affiliates (other than the Transferred Seller Intellectual Property), (ii) Buyer or any of its Affiliates being bound by, or subject to, any non-compete or other similar restriction on the operation or scope of its businesses, or (iii) Buyer or any of its Affiliates being obligated to pay any royalties or other amounts to any third Person in excess of those otherwise payable by Seller prior to Closing.

3.10     Taxes.

(a)       Seller has timely filed (taking into account any valid extensions) with the appropriate Governmental Bodies materially complete and accurate material Tax Returns required to be filed by it in respect of all Taxes applicable to the Acquired Assets or the Business. All such Tax Returns were prepared in material compliance with applicable Legal Requirements, and all Taxes required to be shown on such Tax Returns have been timely paid. Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. To Seller’s Knowledge, no claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns with respect to the Acquired Assets or the Business that Seller is or may be subject to taxation by that jurisdiction with respect to the Acquired Assets or the Business. There are no Encumbrances on any of the Acquired Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(b)       The Acquired Assets do not include any stock or other ownership interests in any other Person. Seller is classified as a “disregarded entity” as defined in Treasury Regulations Section 1.1445-2(b)(2)(iii) and is wholly owned by Convergent Media Systems Corporation. Convergent Media Systems Corporation is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(c)       Seller has withheld and paid, if due, all Taxes that it is required to withhold and pay in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party.

(d)       There is no tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that could require any payment (whether before, at or after the Closing) by Buyer.

3.11     Compliance with Legal Requirements. Seller is and has been in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of Acquired Assets, including, without limitation, any applicable laws with respect to marketing, advertising, or solicitation. Seller has not received any written notice from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement.

3.12     Governmental Authorizations. Section 3.12 of the Disclosure Schedule contains a description of the Transferred Governmental Authorizations, and there are no other Governmental Authorizations held by Seller that are used, held for use, or necessary in connection with the operation of the Business. Each Transferred Governmental Authorization listed in Section 3.12 of the Disclosure Schedule is valid and in full force and effect.

3.13     Legal Proceedings. Except as set forth in Section 3.13 of the Disclosure Schedule, during the past five (5) years, there has been no pending or, to the Knowledge of Seller, threatened Proceeding: (a) by or against Seller or that otherwise relates to or may affect the Business or any of the Acquired Assets; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. There is no Order to which Seller, the Business or any of the Acquired Assets is subject and, to Seller’s Knowledge, no member, manager, officer, agent or employee of Seller is subject to any Order that prohibits such member, manager, officer, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Business.

3.14     Contracts.

(a)       Section 3.14(a)(i) of the Disclosure Schedule sets forth a complete and accurate list of each Transferred Contract (including all amendments and modifications thereto), and, except as set forth on Section 3.14(a)(i) of the Disclosure Schedule as to cancellation or postponement or extension, all Transferred Contracts are in full force and effect in accordance with their terms. Except as set forth on Section 3.14(a)(ii) of the Disclosure Schedule, (x) there are no Transferred Contracts imposing any material restriction on the right or ability of Seller (or that would purport to limit the freedom of Buyer or any of its Affiliates following Closing) to: (A) acquire or dispose of any property (tangible or intangible); (B) sell, license, manufacture or otherwise distribute any of its technology or products, or provide services, to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market; or (C) otherwise engage in any line of business or compete with any Person and (y) Seller is not in breach or violation of any Transferred Contract.

(b)       Except as set forth on Section 3.14(b) of the Disclosure Schedule, there are no Seller Contracts that involve (A) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness (including any convertible note) or extension of credit or the creation of any Encumbrance with respect to any Acquired Asset or (B) any guaranty, pledge, performance or completion bond, indemnity or surety arrangement with respect to any Acquired Asset.

3.15     Solvency.

(a)       No order has been made or petition presented, or resolution passed, for the winding up or liquidation of Seller and there is not outstanding: (i) any petition or order for the winding up of Seller; (ii) any appointment of a receiver over the whole or part of the undertaking of assets of Seller; (iii) any petition or order for administration of Seller; (iv) any voluntary arrangement between Seller and any of its creditors regarding the restructuring of Indebtedness or other obligations; (v) any distress or execution or other process levied in respect of Seller that remains undischarged; and (vi) any unfulfilled or unsatisfied judgment or court order against Seller.

(b)       Seller is not entering into the Transactions with any intent to hinder, delay or defraud either present or future creditors of any Person.

3.16     Brokers or Finders. Seller has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Business, the Acquired Assets or the Transactions.

3.17     Investment Experience. Seller acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

3.18     Accredited Investor. Seller is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as presently in effect.

3.19     Restricted Securities. Seller understands that the Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from Buyer in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, Seller represents that it is familiar with Rule 144 of the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the following statements are true and correct:

4.1     Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all necessary corporate power and authority to carry on its business as currently conducted and as currently contemplated to be conducted. Buyer is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to Buyer’s business as currently conducted. Buyer has made available to Seller a true, correct and complete copy of its certificate of incorporation, as amended to date, and bylaws, as amended to date, each in full force and effect (collectively, the “Buyer Charter Documents”). The board of directors of Buyer has not approved or proposed any amendment to any of the Buyer Charter Documents that has not been made available to Seller.

4.2     Enforceability; Authority; No Conflict.

(a)       Buyer has all necessary corporate power and authority to execute and deliver this Agreement, the other Transaction Agreements to which Buyer is a party and each certificate and other instrument required by this Agreement or any other Transaction Agreements to be executed and delivered by Buyer pursuant hereto or thereto, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement, the other Transaction Agreements to which Buyer is a party and each certificate and other instrument required to be executed and delivered by Buyer pursuant hereto or thereto, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Buyer.

(b)       The board of directors of Buyer has approved this Agreement, the other Transaction Agreements to which Buyer is a party and the transactions contemplated hereby and thereby, and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or any other Transaction Agreements to which Buyer is or will be a party or to consummate the transactions contemplated hereby and thereby on the terms set forth herein and therein.

(c)       This Agreement, the other Transaction Agreements to which Buyer is a party and each certificate and other instrument required to be executed and delivered by Buyer pursuant hereto or thereto have been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller, constitute legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject in each case to bankruptcy, insolvency, reorganization or other similar Legal Requirements of general application affecting the rights and remedies of creditors, and to general principles of equity.

(d)       The execution and delivery by Buyer of this Agreement, the other Transaction Agreements to which Buyer is a party and each certificate and other instrument required to be executed and delivered by Buyer pursuant hereto or thereto, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate the certificate of incorporation or bylaws (or other comparable organization documents) of Buyer or any of its Subsidiaries, (ii) give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any applicable Legal Requirement, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of any obligations under, create in any party the right to accelerate, terminate, modify or cancel, give rise to any obligation under, result in the creation of any Encumbrance upon any of the assets of Buyer pursuant to, require any notice, consent or waiver under, or result in the loss of any benefit to which Buyer is entitled under, any Contract to which Buyer is a party or by which Buyer is bound or to which its assets are subject, Order to which Buyer is subject or Governmental Authorization to which Buyer is subject in any material respect, or (iv) violate any law applicable to Buyer or any of its properties or assets.

4.3     Capitalization. The authorized capital stock of Buyer as of immediately prior to the Financing consists of:

(a)       Preferred Stock. 21,292,348 shares of Preferred Stock, par value $0.0001 per share, (i) 3,004,990 of which have been designated Series A-1 Preferred Stock, 3,004,990 of which are issued and outstanding, (ii) 9,178,493 of which have been designated Series A-2 Preferred Stock, 8,523,744 of which are issued and outstanding, (iii) 2,483,995 of which have been designated Series Seed 1 Preferred Stock, 2,483,995 of which are issued and outstanding, (iv) 954,874 of which have been designated Series Seed 2 Preferred Stock, 954,874 of which are issued and outstanding, (v) 1,703,392 of which have been designated Series Seed 3 Preferred Stock, 1,703,392 of which are issued and outstanding, and (vi) 3,966,604 of which have been designated Series Seed 4 Preferred Stock, 3,966,604 of which are issued and outstanding.

(b)       Common Stock. 37,100,000 shares of Common Stock, of which 5,317,411 shares are issued and outstanding.

The rights, privileges and preferences of the Preferred Stock of Buyer and the Common Stock of Buyer are stated in Buyer Charter Documents.

4.4     Valid Issuance. All of the shares of Preferred Stock of Buyer to be issued pursuant to this Agreement, including, without limitation, the Shares, the Holdback Amount, and the Earn-out Consideration, will when issued, be duly authorized, validly issued, fully paid and non-assessable and will not, when issued, be subject to preemptive rights. All of the shares of Preferred Stock of Buyer to be issued pursuant to this Agreement, including, without limitation, the Shares, the Holdback Amount, and the Earn-out Consideration, will, when issued, be issued in compliance with all applicable federal, state, foreign, and local statutes, Legal Requirements, rules, and regulations, including, without limitation, federal and state securities Legal Requirements, and will be, when issued, issued in accordance with any right of first refusal or similar right or limitation, including, without limitation, those in the Buyer Charter Documents and any other Contracts to which Buyer or any of its stockholders is party. All of the shares of Preferred Stock of Buyer to be issued pursuant to this Agreement, including, without limitation, the Shares, the Holdback Amount, and the Earn-out Consideration, will, when issued, have been offered, issued and sold by Buyer in compliance with all applicable federal and state securities or “blue sky” Legal Requirements. All of the shares of Preferred Stock of Buyer to be issued pursuant to this Agreement, including, without limitation, the Shares, the Holdback Amount, and the Earn-out Consideration, will, when issued, be free and clear of all liens and restrictions on transfer other than restrictions under applicable state and federal securities laws, the Company’s certificate of incorporation and bylaws, and any other agreement to which the Seller or any of its Affiliates (including FGVP) is a party relating to the Preferred Stock of Buyer. As a result of the Transactions, Seller will be the sole and record beneficial holder of all of the shares of Preferred Stock of Buyer to be issued pursuant to this Agreement, including, without limitation, the Shares, the Holdback Amount, and the Earn-out Consideration.

4.5     Consents. Buyer is not required to give any notice to or obtain any Consent, approval, order or authorization from or file or obtain any registration, qualification, designation, declaration or other filing with or from any federal, state or local governmental authority or other Person in connection with the execution and delivery by Buyer of this Agreement or the consummation or performance by Buyer of any of the Transactions, except the filings required by applicable state “blue sky” securities laws, rules and regulations.

4.6     Certain Proceedings. During the past five (5) years, there has been no pending or, to the knowledge of Buyer, threatened Proceeding: (a) by or against Buyer or that otherwise relates to or may affect the Buyer Business; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. There is no Order to which Buyer or the Buyer Business is subject and, to Buyer’s knowledge, no stockholder, director, officer, agent or employee of Buyer is subject to any Order that prohibits such stockholder, director, officer, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Buyer Business.

4.7     Financial Statements. Buyer has delivered to Seller true and complete copies of the unaudited balance sheets of Buyer as of and for the period ended December 31, 2019 (the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (subject to the absence of notes) and fairly present in all material respects the financial position of Buyer as of the dates thereof.

4.8     Brokers or Finders. Buyer has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Transactions.

Article V
COVENANTS OF THE PARTIES

5.1     Payment of Taxes Resulting from Sale of Acquired Assets.

(a)       The Transactions are intended to be treated as an asset sale for federal income Tax purposes. The parties agree to report the Transaction consistent with the foregoing and allocate the aggregate consideration for U.S. federal income and applicable state and local tax purposes in accordance with this Section 5.1(a). Within 30 days following the Closing Date, Buyer shall deliver to Seller a draft IRS Form 8594 (including the calculation and proposed allocation of the aggregate consideration in a manner consistent with the requirements of Section 1060 and Section 338 of the Code and the Treasury Regulations promulgated thereunder) as prepared by Buyer in good faith. Notwithstanding anything to the contrary, Buyer and Seller acknowledge and agree that the amount of any assumed liabilities relating to any deferred revenues of or with respect to the Business or the Acquired Assets shall be equal to the costs to fulfill the obligations with respect to such deferred revenues rather than the amount of such deferred revenues, unless otherwise required by applicable Legal Requirement. Seller shall review such IRS Form 8594 and provide any proposed revisions within 30 days of receipt of such IRS Form 8594 from Buyer. Buyer and Seller shall negotiate in good faith with respect to such proposed revisions and attempt to resolve any differences between the parties. If Buyer and Seller are unable to reach agreement with respect to such IRS Form 8594 within 30 days of receipt of such proposed revisions from Seller, any disputed items shall be referred for resolution to the Accounting Firm. If a Tax Return is required by applicable Legal Requirement to be filed or a payment is required by applicable Legal Requirement to be made before the Accounting Firm has resolved the disputed items (taking into account valid extensions of time within which to file, which shall be sought to the extent necessary to permit the resolution of disputed items), the Tax Return shall be filed or payment made as determined by the party required by applicable Legal Requirement to file such Tax Return or make such payment, and shall be amended if necessary to reflect the determination of the Accounting Firm with respect to the disputed items. The fees and expenses of the Accounting Firm shall be borne by Buyer, on the one hand, and Seller, on the other hand, based on a percentage equal to (i) the portion of the total amounts disputed not awarded to each such party divided by (ii) the total amounts disputed. The determination of the Accounting Firm with respect to the disputed items shall be conclusive and binding on Buyer and Seller. The IRS Form 8594, including all information that has been agreed to or finally determined by the Accounting Firm pursuant to this Section 5.1(a), shall be referred to as the “Final Allocation.” Each of Buyer and Seller shall prepare and file all Tax Returns consistent with, and shall not take any Tax position inconsistent with, the Final Allocation, except as otherwise required by a “determination” within the meaning of Section 1313 of the Code (or applicable state or local Legal Requirement), or the execution of an IRS Form 870-AD.

(b)       All sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar taxes or governmental fees imposed or levied by reason of, in connection with or attributable to this Agreement and the Transactions whenever incurred or assessed (including as a result of an audit by a taxing authority) (“Transfer Taxes”) shall be borne by Buyer. The parties hereto shall cooperate, to the extent reasonably requested and permitted by applicable Legal Requirements, in minimizing any Transfer Taxes on the Transactions. The party required by applicable Legal Requirements to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by such Legal Requirements, and Buyer shall promptly reimburse Seller the amount of any Transfer Taxes paid by Seller upon receipt of notice that such Transfer Taxes have been paid.

(c)       In the case of any real or personal property taxes (or other similar Taxes) attributable to the Acquired Assets for which Taxes are reported on a Tax Return covering a period commencing before the Closing and ending thereafter (a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Buyer and Seller on a per diem basis based on the number of days of such period ending at the end of the day on the Closing Date and the number of days of such taxable period after the Closing Date. The party required by applicable Legal Requirements to pay any such Straddle Period Tax (the “Paying Party”) shall file the Tax Return related to such Straddle Period Tax within the time period prescribed by such Legal Requirements and shall timely pay such Straddle Period Tax. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other party (the “Non-Paying Party”) with notice of payment, and within 10 days of receipt of such notice of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes.

(d)       Each party agrees to furnish or cause to be furnished to the other party, upon reasonable request and at such other party’s sole cost and expense, as promptly as practicable, such information and assistance relating to the Business or the Acquired Assets (including access to related books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, and the preparation for and the prosecution or defense of any Proceeding relating to Taxes or any Tax Return.

5.2     Confidentiality. From and after the Closing Date, Seller shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective Representatives to hold, in confidence any and all information with respect to the Acquired Assets (collectively, “Confidential Information”) and not disclose to any third party or use for any purpose any of the Confidential Information; provided, however, that Seller, any of its Affiliates, and their respective Representatives may use the Confidential Information to enforce their respective rights and perform their respective duties under this Agreement, the MSA, and the other Transaction Agreements and disclose the Confidential Information to their respective Affiliates and Representatives that need to know such Confidential Information in connection therewith. The term “Confidential Information” will not include information that (i) is or becomes generally available to and known through no violation of this Section 5.2 by Seller, any of its Affiliates, or their respective Representatives or (ii) is lawfully acquired by Seller, any of its Affiliates, or their respective Representatives from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. Notwithstanding the foregoing, Seller may, and may permit its Affiliates and its and their respective Representatives to, disclose Confidential Information if compelled to disclose the same by judicial or administrative process or by other Legal Requirement (but subject to the following provisions of this Section). If Seller or any of its Affiliates or any of its or their respective Representatives is requested or required (by oral questions, interrogatories, requests for information or documents in legal Proceedings, subpoena, civil investigative demand or other similar process or by other Legal Requirement) to disclose any Confidential Information, Seller shall provide Buyer with prompt written notice of any such request or requirement to the extent legally permissible so that Buyer may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section. If, in the absence of a protective order or other remedy or the receipt of a waiver by Buyer, Seller or such Affiliate or such Representative, as the case may be, nonetheless, based on the advice of counsel, is required to disclose Confidential Information to any tribunal or in accordance with any Legal Requirement, Seller or such Affiliate or such Representative, without liability hereunder, may disclose that portion of such information which such counsel advises Seller or such Affiliate or such Representative it is legally required to disclose. Seller acknowledges and agrees that money damages may not be an adequate remedy for any breach of the agreements contained in this Section 5.2 and that in addition to any other remedies available to Buyer, Buyer shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of this Section 5.2.

5.3     Post-Closing Operation of the Business. Subject to the terms of this Agreement, after the Closing, Buyer shall have sole discretion with regard to all matters relating to the operation of its business and the Acquired Assets.

5.4     Bulk Sales Laws. The parties hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (or any similar law) in connection with the Transactions.

5.5     Refunds. After the Closing: (i) if Seller or any of its Affiliates receives any payment, refund or other amount that is, or arises out of, an Acquired Asset (unless such payment, refund or other amount constitutes an Excluded Asset) or is otherwise properly due and owing to Buyer in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount (net of Taxes or other costs of receiving such refund) to Buyer and (ii) if Buyer or any of its Affiliates receives any payment, refund or other amount that is, or arises out of, an Excluded Asset (unless such payment, refund or other amount constitutes an Acquired Asset) or is otherwise properly due and owing to Seller or any of its Affiliates in accordance with the terms of this Agreement, Buyer promptly shall remit, or shall cause to be remitted, such amount (net of Taxes or other costs of receiving such refund) to Seller.

5.6     Noncompetition.

(a)       In consideration of this Agreement and in order to protect the legitimate business interests of Buyer and the goodwill of Seller, each of Seller, Strong and CMSC (each, a “Restricted Party”) covenants and agrees that for a period of three (3) years from the Closing Date, it shall not, nor shall its controlled Affiliates, without the express written approval of Buyer, directly or indirectly, in one or a series of transactions, own, manage, operate, control, invest or acquire an interest in, or otherwise engage in or participate in, whether as a proprietor, partner, stockholder, member, lender, director, officer, employee, joint venturer, investor, lessor, supplier, agent or representative, any Competitive Business anywhere in the United States. The term “Competitive Business” as used herein shall mean any business or venture that is engaged in advertising activities on vehicle tops (including vehicles that are independently owned and operated, affiliated with any transportation network company, or medallioned taxicabs) that are competitive with (or otherwise similar to) the Buyer Business. Notwithstanding anything contained herein to the contrary, no breach of the covenants contained in this Section 5.6(a) shall result from the ownership by any Restricted Party or its Affiliates, directly or indirectly, of equity securities of a company listed on any national securities exchange or traded actively in the national over-the-counter market, in an amount not exceeding five percent (5%) of the issued and outstanding voting securities of such company.

(b)       The parties acknowledge and agree that the restrictions set forth in this Section 5.6 are reasonable and necessary to protect the legitimate business interests of Buyer and the goodwill of Seller, and the benefits bargained for by Buyer and the Seller under this Agreement. The restrictions set forth in this Section 5.6 are narrowly drawn, are fair and reasonable in time and territory, constitute a material inducement to the parties to consummate the Transactions and place no greater restraint upon the Seller and its controlled Affiliates than is reasonably necessary to secure the value of the Acquired Assets and the benefits bargained for by the parties under this Agreement.

(c)       The parties agree and acknowledge that money damages may not be an adequate remedy for any breach or threatened breach of the restrictions set forth in this Section 5.6 and that the aggrieved party may, in its sole discretion, in addition to any other available remedies for damages or otherwise, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violation of such restrictions. Nothing herein shall be construed as prohibiting the aggrieved party from pursuing any other remedies available to such party for such breach or threatened breach, including the recovery of damages and reasonable attorneys’ fees.

(d)       The intention of the parties is that the provisions of this Section 5.6 shall be enforced to the fullest extent permissible under the laws and public policies of each state and jurisdiction in which such enforcement is sought, but that the unenforceability (or the modification to conform with such laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Section 5.6 or this Agreement, which shall be deemed amended to delete or modify, as necessary, the invalid or unenforceable provisions.

5.7     Further Assurances. The parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information, (b) execute and deliver to each other such other documents, and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Transactions.

5.8     MTBOT and CMM. Subject to the terms and conditions provided in this Agreement, Seller shall use commercially reasonable efforts to provide reasonable cooperation as reasonably requested by Buyer to facilitate renewals to the MTBOT Agreement (as defined in the Original Purchase Agreement) and the CMM Agreement (as defined in the Original Purchase Agreement); provided that each of the parties agrees that the failure to enter into such renewals shall not, in and of itself, constitute a breach of the foregoing obligation.

5.9     Huntington Equipment. The termination of the Collaboration Agreement pursuant to the terms hereof does not apply to Seller’s obligation to make the Equipment (as defined in the Huntington Lease) available to Buyer to operate and place advertisements on pursuant to the terms and conditions of the Collaboration Agreement (the “Continuing Obligation”); provided, however, that the Continuing Obligation will expire and terminate on the earlier of (a) the expiration or termination of the Huntington Lease and (b) the time at which the Continuing Obligation would have expired or terminated under the Collaboration Agreement as if the Collaboration Agreement continued in full force and effect.

5.10     Licensed Assets. From the date hereof until February 28, 2021, Seller hereby grants to Buyer, and Buyer hereby accepts, a royalty-free, limited, irrevocable, and non-transferable right and license to use, reproduce, distribute, display, advertise, promote and otherwise exploit the Excluded Assets set forth on Schedule 5.10 solely in conjunction with the Business and the operation thereof by Buyer consistent with past or current practice for use in indicating a transition of the Business.

Article VI
GENERAL PROVISIONS

6.1     Usage and Interpretation. In this Agreement, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; and (vii) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

6.2     Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expense of its Representatives.

6.3     Public Announcements. Except as required by applicable Legal Requirement, any public announcement, press release or similar publicity with respect to this Agreement or the Transactions will be issued, if at all, at such time and in such manner as Buyer and Seller shall mutually determine.

6.4     Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):

If to Buyer:

Firefly Systems Inc.

488 Eight Street

San Francisco, California 94103

Attention: Kaan Gunay; Sanjay Ranchod

Email: kaan@fireflyon.com; sanjay@fireflyon.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati P.C.

139 Townsend St., #150

San Francisco, California

Attention: Damien Weiss; Patrick Sandor

Email: dweiss@wsgr.com; psandor@wsgr.com

If to Seller:

Strong Digital Media, LLC

4201 Congress Street, Suite 175

Charlotte, NC 28209

Attention: D. Kyle Cerminara

Email: Kyle.Cerminara@btn-inc.com

with a copy (which shall not constitute notice) to:

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, OH 44114

Attention: Derek Bork

Email: Derek.Bork@thompsonhine.com

6.5     Waiver; Remedies Cumulative. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

6.6     Entire Agreement and Modification. Except for (a) the other Transaction Agreements and (b) Non-Disclosure Agreement, this Agreement (which term will be deemed to include the Exhibits and Schedules hereto and the Disclosure Schedule and the other certificates, documents and instruments delivered hereunder) constitutes the entire agreement of the parties hereto and supersedes all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

6.7     Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Except as specifically set forth or referred to herein, nothing in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 6.7.

6.8     Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

6.9     Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles,” “Sections” and “Schedules” refer to the corresponding Articles, Sections and Schedules of this Agreement and the Disclosure Schedule.

6.10   Governing Law and Venue. This Agreement will be governed by and construed under the laws of the State of Delaware without regard to conflicts-of-laws principles that would require the application of any other law. Any Action or Proceeding arising out of this Agreement shall be brought and maintained exclusively in the courts of the State of Delaware. The parties irrevocably submit to the jurisdiction of the courts of the State of Delaware and appellate courts from any thereof for the purpose of any Action or Proceeding based hereon or arising out of this Agreement and each party irrevocably agrees to be bound by any judgment rendered thereby in connection with such Action or Proceedings. The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any such Action or Proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Legal Requirement. The parties hereto hereby waive any right to stay or dismiss any Action or Proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (b) that such Action or Proceeding is brought in an inconvenient forum, that venue for the Action or Proceeding is improper or that this Agreement may not be enforced in or by such courts, or (c) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

6.11   Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

6.12   Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions (without proof of damages) to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

6.13   Other Remedies. Except to the extent set forth otherwise herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

6.14   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

6.15   Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a fax machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

6.16   Limits on Liability. The representations and warranties of Seller (i) contained in Section 3.1 and Section 3.2 (the “Seller Fundamental Representations”) shall survive the Closing and shall remain in full force and effect indefinitely and (ii) that are not Seller Fundamental Representation shall survive the Closing and shall remain in full force and effect until the date that is one year after the Closing Date. The representations and warranties of Buyer (i) contained in Section 4.1 and Section 4.2 (the “Buyer Fundamental Representations”) shall survive the Closing and shall remain in full force and effect indefinitely and (ii) that are not Buyer Fundamental Representations shall survive the Closing and remain in full force and effect until the date that is one year after the Closing. Covenants survive in accordance with their terms. Except as expressly set forth herein, Buyer agrees and acknowledges that its sole and exclusive remedy for any inaccuracy or breach of any of the representations or warranties of Seller contained in this Agreement or for any non-fulfillment or breach of any of the covenants or agreements of Seller contained in this Agreement will be a claim for breach of contract (except that the foregoing shall not be deemed to limit any rights of Buyer in respect of intentional fraud); provided that (A) Seller will indemnify and hold Buyer harmless for any and all losses incurred by Buyer to the extent relating to any Excluded Liabilities (provided that any attorneys fees are reasonable) and (B) Buyer will indemnify and hold, and hold Seller harmless for any and all losses incurred by Buyer to the extent relating to any Assumed Liabilities (provided that any attorneys fees are reasonable). Seller shall not be liable to Buyer for any claim for breach of contract related to a breach of the representations and warranties of Seller (other than Seller Fundamental Representations) until the aggregate amount of losses in respect of such claims exceeds $21,000, in which event Seller will only be responsible for losses in excess of such amount. The aggregate amount of all losses in respect of such claims for which Seller shall be liable will not exceed $160,000. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall Seller, CMSC, Strong or any of their respective Affiliates be liable for special, punitive, exemplary, incidental (other than reasonable attorneys’ fees and other damages to the extent reasonably foreseeable), consequential, or indirect damages, loss of reputation or opportunity, loss of goodwill, diminution of value, or any damages based on any type of multiple, whether based in contract, tort, strict liability, or otherwise; provided, however, that this sentence shall not limit Buyer’s right to recover under this Section 6.16 for any losses to the extent that Buyer is required to pay such losses to a third party in connection with a matter for which Buyer is otherwise entitled to monetary damages in accordance with this Section 6.16.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FIREFLY SYSTEMS INC

By:	/s/ Kaan Gunay
Name:	Kaan Gunay
Title:	CEO

STRONG DIGITAL MEDIA, LLC

By:	/s/ John Schweikert
Name:	John Schweikert
Title:	Executive Managing Director

Solely for the purposes of agreeing to be bound by Section 5.6 of this Agreement:

Convergent Media Systems Corporation

By:	/s/ Mark D. Roberson
Name:	Mark D. Roberson
Title:	Chairman

Solely for the purposes of agreeing to be bound by Section 5.6 of this Agreement:

Ballantyne Strong, Inc.

By:	/s/ Mark D. Roberson
Name:	Mark D. Roberson
Title:	Chief Executive Officer

[Signature Page to APA]

ANNEX A

CERTAIN DEFINITIONS

For all purposes of and under this Agreement, the following capitalized terms and variations thereof shall have the respective meanings set forth below:

“Accounting Firm” means any nationally recognized independent accounting firm upon which Buyer and Seller shall mutually agree.

“Accounts Payable” means (i) all trade accounts payable and obligations to make payments to suppliers and other service providers of Seller, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered to Seller or any subsidiary of Seller, and (ii) any claim, remedy or other right related to any of the foregoing.

“Accounts Receivable” means (i) all trade accounts receivable and other rights to payment from customers of Seller in respect of goods shipped or products sold or services rendered to customers of Seller prior to the Closing, and (ii) any claim, remedy or other right related to any of the foregoing.

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, demand, grievance, hearing, inquiry, investigation, litigation, mediation, proceeding, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or private arbitrator or mediator.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person. For purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“BTN” means Ballantyne Strong, Inc.

“Business” means the business of placing non-digital or static advertisements on vehicle tops as conducted (and as contemplated to be conducted) by Seller as of the Closing Date.

“Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in California are permitted or required to be closed.

“Business Products” means all products and services developed (including products and services for which development is ongoing), manufactured, made commercially available, marketed, distributed, supported, sold, imported for resale, hosted, or licensed out by or on behalf of Seller.

“Buyer Business” means the business of placing advertisements on vehicle tops as conducted (and as contemplated to be conducted) by Buyer as of the Closing Date.

“Closing” means the closing of the Transactions.

“Closing Date” means the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

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“Consent” means any approval, consent, ratification, waiver or other similar authorization.

“Contract” means any contract, agreement, instrument or other legally binding commitment of any kind or nature, including leases, licenses, mortgages, indentures, promissory notes, guarantees and purchase orders.

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Encumbrance” means any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership; provided, however, that the following do not constitute “Encumbrances:” (a) encumbrances for Taxes and other governmental charges and assessments which are not yet due and payable or being contested in good faith by appropriate procedures, (b) purchase money liens on personal property acquired in the ordinary course of business, (c) encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (d) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business, and (e) other imperfections of title or Encumbrances, if any, that have not had, and would not have, a Material Adverse Effect.

“Excluded Seller Books and Records” means all organizational documents, minute books, equity records, or other records having to do with the organization of Seller, all Tax Returns and related work papers and letters from accountants, all employee-related or employee benefit-related files or records, any other books and records that Seller is prohibited from disclosing or transferring to Buyer under applicable Legal Requirements and is required by applicable Legal Requirements to retain, and copies of the Seller Books and Records.

“Excluded Tangible Personal Property” means (i) all furniture, fixtures, and office equipment and apparatuses, including, without limitation, those related to the Office Lease and (ii) all equipment related to the Huntington Lease.

“FGVP” means Fundamental Global Venture Partners, LP., a Delaware limited partnership.

“Financing” means the Series A-3 financing of Buyer pursuant to that certain Series A-3 Preferred Stock Purchase Agreement, dated on or about the date hereof, by and between Buyer, the persons and entities listed on the Schedule of Investors attached thereto and, solely to acknowledge and agree to the terms of Section 2.1(c) thereof, FGVP, and the related documents in connection with the Series A-3 financing.

“GAAP” means U.S. generally accepted accounting principles.

“Governing Documents” means, with respect to any particular entity, (a) if a limited liability company, the articles of organization or certificate of formation and operating agreement or limited liability company agreement; (b) if a corporation, the articles or certificate of incorporation and the bylaws; (c) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (d) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person, in each case to which such particular entity is party; and (e) any amendment or supplement to any of the foregoing.

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“Governmental Authorization” means all permits, registrations, certifications, clearances, consents, concessions, grants, franchises, licenses and other evidence of authority issued or granted to, conferred upon or otherwise created for Seller by any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any government or governmental or regulatory authority or body thereof, or political subdivision thereof, whether federal, state, county, local, municipal or foreign, or any agency, instrumentality or authority thereof, utility or other special district, or any court or arbitration tribunal.

“Indebtedness” of any Person shall mean, without duplication: (i) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities; (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured; (v) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (i), (ii), (iii) or (iv) above, to the extent of the obligation guaranteed; (vi) all interest, fees, change of control payments, prepayment premiums and other expenses owed with respect to the indebtedness referred to in clauses (i) through (v) above; and (vii) deferred revenue (as determined in accordance with GAAP).

“Intellectual Property Rights” means all common law and statutory rights anywhere in the world arising under or associated with: (i) patents and patent applications and similar or equivalent rights in inventions (“Patents”); (ii) trademarks, trade names, service marks, and trade dress (“Trademarks”); (iii) confidential information and trade and industrial secrets (“Trade Secrets”); (iv) copyrights and any other rights of authors or in works of authorship; (v) domain names, uniform resource locators and other names and locators associated with the Internet; (vi) applications for, registrations of, and divisions, continuations, continuations-in-part, reissuances, renewals, extensions, restorations and reversions of the foregoing (as applicable); and (vii) all other similar or equivalent intellectual property or proprietary rights anywhere in the world.

“IRS” means the U.S. Internal Revenue Service and, to the extent relevant, the U.S. Department of the Treasury.

“Knowledge” or “Known” means the actual knowledge of each of D. Kyle Cerminara and John Schweikert.

“Legal Requirement” means any law, statute, standard ordinance, code, treaty, resolution, promulgation, rule or regulation of a Governmental Body or any order, judgment, writ, injunction, decree or other determination of an arbitrator or court or other Governmental Body.

“Liability” means any liability or other obligation, debt, claim, loss or damage or any kind, character or description, whether disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, choate or inchoate, asserted or unasserted, known or unknown, including those arising under any Legal Requirement or Contract.

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“Material Adverse Effect” means any event or circumstance that has had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business, operations, assets, properties, liabilities or results of operations of the Business or Acquired Assets, taken as a whole; provided, however, that in no event shall any of the following events or circumstances, alone or in combination with any other events or circumstances, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has or would be, a Material Adverse Effect: (A) any occurrence or occurrences relating to the industry in which Seller operates; (B) any changes in GAAP or Legal Requirements, or the interpretation thereof; (C) general economic or political conditions (including acts of terrorism or war, riots or looting, and other civil unrest); (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; or (E) any epidemic, pandemic or disease outbreak (including the Covid-19 virus).

“Non-Disclosure Agreement” means that certain Amended Mutual Nondisclosure Agreement, dated as of March 20, 2019, between Buyer and Seller.

“Order” means any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Body (whether temporary, preliminary or permanent).

“Person” means any natural person, company, corporation, business trust, limited liability company, general or limited partnership, trust, proprietorship, joint venture, joint stock company or other business entity, unincorporated association, organization or enterprise, or any Governmental Body.

“Proceeding” means any Action, arbitration, complaint, hearing, audit, investigation, lawsuit, litigation or other legal proceeding (whether at law or in equity, whether civil, criminal, administrative, judicial or investigative) filed or brought by or before, or otherwise involving, any Governmental Body.

“Registered IP” means all Intellectual Property Rights that have been registered or issued under the authority of, with or by any Governmental Authority, or other public or quasi-public legal authority, including the United States Patent and Trademark Office, the U.S. Copyright Office and their equivalents worldwide.

“Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Seller Books and Records” means all books and records, including client and customer lists and records, referral sources, service and warranty records, equipment logs, operating guides and manuals, financial and accounting records, creative materials, advertising materials, promotional materials, studies, reports, financial statements, budgets, pricing guidelines, and ledgers, that exclusively relate to the Business, other than Excluded Seller Books and Records.

“Seller Contract” means any Contract (a) under which Seller has any rights or benefits; (b) under which Seller has any obligation or liability; or (c) by which Seller or any of the assets owned or used by Seller is bound.

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“Seller Intellectual Property” means all Intellectual Property Rights that are owned, used or held for use by Seller and primarily used or held for use in connection with the Business, other than the Excluded Seller Intellectual Property.

“Tangible Personal Property” means all equipment (including testing equipment, factory test equipment, IT equipment), computer hardware, tools, machinery and supplies and other tangible property of every kind owned or leased (wherever located and whether or not carried on the Books and Records).

“Tax” and “Taxes” means any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, margin, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, ad valorem, roll-back, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever, in all cases in the nature of a tax, and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body, including any amounts imposed as a result of being a transferee of or successor to any Person or payable under any tax-sharing agreement or any other Contract.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Transactions” means all of the transactions contemplated by this Agreement.

“Transaction Agreements” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the MSA, and all other documents executed in connection with the Transactions.

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Disclosure Schedule

Section 3.3(a)	Conflicts

Section 3.3(b)	Consents and Notices

Section 3.5	Accounts Receivable

Section 3.6	Liabilities

Section 3.7(a)	Absence of Changes

Section 3.7(b)	Certain Business Actions

Section 3.8	Tangible Personal Property

Section 3.9(a)	Registered IP

Section 3.9(b)	Business Products

Section 3.9(c)	Licenses

Section 3.9(g)	Confidentiality and Assignment Agreements

Section 3.12	Transferred Governmental Authorizations

Section 3.13	Legal Proceedings

Section 3.14(a)(i)	Transferred Contracts

Section 3.14(a)(ii)	Transferred Contract Restrictions

Section 3.14(b)	Seller Contracts